Neovasc Announces First Neovasc Reducer™ Implants in France

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has completed the first three Neovasc Reducer™ ("Reducer") implants in France. The implants are an important step for Neovasc as the Company continues to expand access for Reducer therapy to patients suffering from refractory angina.

The implants were conducted by Prof. Martine Gilard, Director of Interventional Cardiology, and Prof. Romain Didier, Brest University Hospital, France. Prof. Stefan Verheye, Interventional Cardiologist at the Antwerp Cardiovascular Center in Middelheim, Belgium, provided support for the procedures. "Refractory angina is a difficult burden for many French patients despite medical therapy or invasive procedures," said Prof. Gilard. "I'm gratified that we were able to offer the Reducer treatment for the first time in France."

"France is one of the largest markets in Europe, and it represents a meaningful growth opportunity for Reducer," commented Fred Colen, President and Chief Executive Officer of Neovasc. "We are currently navigating the reimbursement process for the therapy in the country, and plan to commercialize Reducer more broadly in France through a direct sales force upon reimbursement approval."

The Reducer is a wire mesh implanted into a vein in the heart. It provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

The Reducer is CE-marked in the European Union for the treatment of refractory angina.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, our ability to commercialize Reducer or otherwise expand its use or access to Reducer therapy, the Company's ability to navigate the complex reimbursement process in France, the Company's ability to build on progress and optimizing the value of its devices, the expansion of its product range, growth opportunities in France or otherwise in Europe, prospects for regulatory approvals and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.